August 24, 2015

VIA EDGAR AND E-MAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C. 20549

Attn:	Jaime G. John
Branch Chief
Division of Corporation Finance

Re:	Redwood Trust, Inc.
Responses to Comments on:
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed on February 25, 2015
Form 10-Q for the Quarterly Period Ended March 31, 2015
Filed on May 7, 2015

File No. 1-13759

Dear Mr. John,

On behalf of Redwood Trust, Inc. (“Redwood”), I hereby provide the following response in reply to the Staff’s comment letter dated August 14, 2015 (the “Comment Letter”) in connection with the above-referenced Annual Report on Form 10-K (the “2014 Form 10-K”). For your convenience, my response is preceded with an italicized recitation of the comment set forth in the Comment Letter.

Form 10-K for the fiscal year ended December 31, 2014

Item 8. Financial Statements and Supplementary Data

Note 5. Fair Value of Financial Instrument, F-29

1.	We note in your response to comment 2 that the difference in fair value estimates implied by pricing inputs obtained from market securitization activity versus from market whole loan transaction activity was minimal. Please clarify whether fair value estimates for your residential loans held-for-investment are based upon pricing inputs for both the securitization market and the whole loan market and if so, confirm that differences between fair value estimates based upon the two markets are minimal as it relates specifically to residential loans held-for-investment. Also, explain to us why you adjust the above pricing inputs and the nature of the adjustments.

Fair value estimates for our residential loans held-for-investment are currently based only on whole loan pricing inputs. As such, there are not pricing differences between whole loan and securitization pricing inputs for our held-for-investment loans.

In the description of our determination of fair value in our Form 10-Q, we note that pricing inputs are “…adjusted as necessary for current market conditions.” In certain cases, whole loan sales that provide comparative pricing inputs do not occur on the last day of the quarter and we must consider how spreads or other pricing inputs may have changed between the time of the most recent comparative sale and quarter-end. In certain cases, we will adjust pricing inputs from the most recent comparative sales to reflect changes in current market conditions that we observe. Generally speaking, adjustments made to pricing inputs for this purpose have been minimal as we have typically had sales that occurred close to quarter-end.

* * *

As you have requested, we confirm that:

•	Redwood is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Redwood may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further comments or questions about this letter, please contact me by telephone at 415-384-3584, by fax at 415-381-1773, or by email at chris.abate@redwoodtrust.com.

Very truly yours,

Redwood Trust, Inc.

By:	/s/ Christopher J. Abate
Christopher J. Abate
Chief Financial Officer

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